

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 2, 2009

Ms. Leslie Schaefer, President
Bluegrass Energy, Inc.
3571 Appian Way, Suite #75
Lexington, Kentucky 40517-5929

> **Re: Bluegrass Energy, Inc. (formerly known as Coastal Media, Inc.)**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 333-135852**

Dear Ms. Schaefer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief